Exhibit 5.1

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

May 14, 2004

Tekni-Plex, Inc.
260 Denton Tap Road
Coppell, Texas 75019

Ladies and Gentlemen:

     We have acted as special counsel to Tekni-Plex, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer (the “Exchange Offer”) to exchange its 8¾% Senior Secured Exchange Notes Due 2013 (the “New Securities”) for any and all of its outstanding 8¾% Senior Secured Notes Due 2013 (the “Old Securities”). The New Securities will be guaranteed (the “Guarantees”) by the Company’s domestic subsidiaries listed on Schedule A attached hereto (each, a “Guarantor”) in accordance with the provisions of the Indenture dated as of November 21, 2003 among the Company, the Guarantors and HSBC Bank USA as trustee (the “Indenture”).

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

     Upon the basis of the foregoing, we are of the opinion that:

     1. The New Securities, when duly executed, authenticated and delivered in exchange for the Old Securities in accordance with the terms of the Indenture and the Exchange Offer, will be valid and binding obligations of the Company enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and general principles of equity.

     2. When the New Securities are duly executed, authenticated and delivered in exchange for the Old Securities in accordance with the terms of the Indenture and the Exchange Offer, the Guarantee of each Guarantor will be a valid and binding obligation of such Guarantor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and general principles of equity.

     In rendering our opinions above:

     1. We do not express any opinion as to the applicability (and, if applicable, the effect) of Section 548 of the United States Bankruptcy Code or any comparable provision of state law to the questions addressed above or on the conclusions expressed with respect thereto.

     We are members of the Bar of the State of New York and the foregoing opinion is limited to the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing), the laws of the State of New York and the federal laws of the United States of America. We have relied as to all matters involving New Jersey law on the opinion of Pitney Hardin LLP.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer. We also consent to the reference to us under the caption “Legal Matters” in the Prospectus contained in such Registration Statement.

Very truly yours,

/s/ Davis Polk & Wardwell
Davis Polk & Wardwell

Schedule A

Name	State or Other Jurisdiction of Incorporation or Organization
PureTec Corporation	Delaware
Plastic Specialties and Technologies, Inc.	Delaware
Plastic Specialties and Technologies Investments, Inc.	Delaware
Burlington Resins, Inc.	Delaware
Distributors Recycling, Inc.	New Jersey
REI Distributors, Inc.	New Jersey
Tri-Seal Holdings, Inc.	Delaware
Natvar Holdings, Inc.	Delaware
TPI Acquisition Subsidiary, Inc.	Delaware
TP-EIM Acquisition Subsidiary, Inc.	Delaware

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